Exhibit 99.1

Lithium Americas Receives Record of Decision for Thacker Pass

January 15, 2021 - Vancouver, Canada: Lithium Americas Corp. (TSX: LAC) (NYSE: LAC) (“Lithium Americas” or the “Company”) is pleased to announce that the United States Bureau of Land Management (“BLM”) has issued the Record of Decision (“ROD”) for the Thacker Pass lithium project (“Thacker Pass” or the “Project”) following completion of the National Environmental Policy Act (“NEPA”) process. Thacker Pass, located 100 km northwest of Winnemucca, in Humboldt County, Nevada, is 100% owned by Lithium Nevada Corp. (“Lithium Nevada”), a US corporation and wholly-owned subsidiary of Lithium Americas.

“The issuance of the ROD is the culmination of over 10 years of hard work from the Thacker Pass team, as well as the BLM and other federal, state and local agencies, all of whom worked tirelessly to ensure their respective commitments to environmental stewardship and community engagement,” commented Jon Evans, President and CEO. “With the federal permitting process complete, our focus is on advancing the financing process including discussions with potential strategic partners.”

Receipt of the ROD represents an important milestone in the development and the permitting of the Thacker Pass Project. Applications for key state permits and water rights transfers have been submitted, with results expected later this year.

About Lithium Americas:

Lithium Americas is a development-stage company with projects in Jujuy, Argentina and Nevada, USA. The Company trades on both the Toronto Stock Exchange and on the New York Stock Exchange, under the ticker symbol “LAC”.

For further information contact:
Lithium Americas Corp.
Investor Relations
Suite 300 - 900 West Hastings Street
Vancouver, BC, V6C 1E5
Telephone: 778-656-5820
Email: ir@lithiumamericas.com
Website: www.lithiumamericas.com

Forward-Looking Statements:

This news release contains “forward-looking information” and “forward-looking statements” (which we refer to collectively as forward-looking information) under the provisions of applicable securities legislation. All statements, other than statements of historical fact, are forward-looking information. Examples of forward-looking information in this news release include, among other things, statements related to: development of the Thacker Pass project, including timing and permitting expectations.

Forward-looking information is based upon a number of factors and assumptions that, if untrue, could cause the actual results, performances or achievements of the Company to be materially different from future results, performances or achievements expressed or implied by such information. Such information reflects the Company’s current views with respect to future events and is necessarily based upon a number of assumptions that, while considered reasonable by the Company today, are inherently subject to significant uncertainties and contingencies. These assumptions include, among others: expected budgets, capital expenditures and programs for the Company’s projects; estimates of the mineral resources and reserves at its properties; development of mineral resources and reserves; government regulation of mining operations and treatment under governmental and taxation regimes; the timing and amount of future production; currency exchange and interest rates; the Company’s ability to raise capital; exploration of financing options and a potential joint venture partner for Thacker Pass; the timing, cost, quantity, capacity and product quality of production at the Thacker Pass project; results of the Company’s engineering, design permitting program at the Thacker Pass project, including that the Company meets deadlines set forth herein and receives permits as anticipated; successful results from the Company’s testing facility and third-party tests related thereto; capital costs, operating costs, sustaining capital requirements, timing, results and completion of the Thacker Pass feasibility study; funding of project permitting and feasibility study costs for the Thacker Pass project; ability to achieve capital cost efficiencies; the effect of current or any additional regulations on the Company’s operations; forecasted demand for lithium products, including pricing thereof; the Company’s ability to fund, advance and develop the Caucharí-Olaroz project and the Thacker Pass project into production, including results therefrom and timing thereof; the impacts of COVID-19 globally and in the jurisdictions in which we operate, and on the availability and movement of personnel, supplies and equipment; timing of regulatory approvals and permits, and on third parties we are in a contractual relationship with regarding the preparation of the feasibility study and with respect to construction activities at the Caucharí-Olaroz project; accuracy of mineral resources, including whether such mineral resources can ever be converted into reserves; reliability of technical data, accuracy of current budget and construction estimates; that pending patents will be approved; ability to achieve commercial production; the share price and demand for our common stock; general economic conditions; maintenance of a positive business relationship with co-owners; timely responses from governmental agencies responsible for reviewing and considering the Company’s permitting activities; the Company’s position in a competitive environment; and a stable and supportive legislative, regulatory and community environment.

Forward-looking information also involves known and unknown risks that may cause actual results to differ materially. These risks include, among others, inherent risks in the development of capital intensive mineral projects (including as co-owners), variations in mineral resources and mineral reserves, global demand for lithium, recovery rates and lithium pricing, risks associated with successfully securing adequate financing, changes in project parameters and funding thereof, risks related to growth of lithium markets and pricing for products thereof, changes in legislation, governmental or community policy, political risks associated with foreign operations, permitting risks, including receipt of new permits and maintenance of existing permits, title and access risks, cost overruns, unpredictable weather and maintenance of natural resources, unanticipated delays, intellectual property risks, currency and interest rate fluctuations, operational risks, health and safety risks, and general market and industry conditions. Additional risks, assumptions and other factors are set out in the Company’s management discussion analysis and most recent annual information form, copies of which are available on SEDAR at www.sedar.com and on the SEC’s website at www.sec.gov.

Although the Company has attempted to identify important risks and assumptions, given the inherent uncertainties in such forward-looking information, there may be other factors that cause results to differ materially. Forward-looking information is made as of the date hereof and the Company does not intend, and expressly disclaims any obligation to, update or revise the forward-looking information contained in this news release, except as required by law. Accordingly, readers are cautioned not to place undue reliance on forward-looking information.